

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 27, 2017

Gregory J. Goff
President and Chief Executive Officer
Andeavor Logistics LP
19100 Ridgewood Pkwy
San Antonio, TX 78259

      Re: **Andeavor Logistics LP**
                    Form 10-K for Fiscal Year Ended December 31, 2016
                    Filed February 21, 2017
                    File No. 1-35143

Dear Mr. Goff:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                         Sincerely,

                                         /s/ Loan Lauren P. Nguyen *for*

                                       H. Roger Schwall
                                       Assistant Director
                                         Office of Natural Resources